UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

220 Bay Street, Suite 1405  Toronto, Ontario, Canada M5J 2W4

(Address of principal executive offices)

1.

Financial Statements (unaudited) for the 9-month period ended January 31, 2006.

2.

Management Discussion and Analysis for the period ended January 31, 2006.

3.

Certification of Chief Executive Officer

4.

Certification of Chief Financial Officer

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: April 4, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

Index to Exhibits:

99.1

Financial Statements (unaudited) for the 9-month period ended January 31, 2006.

99.2

Management Discussion and Analysis for the period ended January 31, 2006.

99.3

Certification of Chief Executive Officer

99.4

Certification of Chief Financial Officer